

Mail Stop 3233

November 16, 2016

Gary L. Carano
Chief Executive Officer
Eldorado Resorts, Inc.
100 West Liberty Street, Suite 1150
Reno, Nevada 89501

> **Re: Eldorado Resorts, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 3, 2016**
> **File No. 333-214422**

Dear Mr. Carano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: Deborah Conrad, Esq. (*via e-mail*)